SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH May 13, 2008

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

1Q08
Results Presentation

São Paulo, May 13, 2008

Information and Projection

• This notice may contain estimates for future events. These estimates merely reflect the expectations of the Company’s management, and involve risks and uncertainties. The Company is not responsible for investment operations or decisions taken based on information contained in this communication. These estimates are subject to changes without prior notice.

• This material has been prepared by TAM S.A. (“TAM“ or the “Company”) includes certain forward -looking statements that are based principally on TAM’s current expectations and on projections of future events and financial trends that currently affect or might affect TAM’s business, and are not guarantees of future performance. They are based on management’s expectations that involve a number of business risks and uncertainties, any of each could cause actual financial condition and results of operations to differ materially from those set out in TAM’s forward -looking statements. TAM undertakes no obligation to publicly update or revise any forwardlooking statements.

• This material is published solely for informational purposes and is not to be construed as a solicitation or an offer to buy or sell any securities or related financial instruments. Likewise it does not give and should not be treated as giving investment advice. It has no regard to the specific investment objectives, financial situation or particular needs of any recipient. No representation or warranty, either express or implied, is provided in relation to the accuracy, completeness or reliability of the information contained herein. It should not be regarded by recipients as a substitute for the exercise of their own judgment.

2

The domestic market grew 9% from January to April 2008

3	Source: ANAC

The international market (among Brazilian carriers) is recovering, and grew 44% ...

4	Source: ANAC

...with higher growth anticipated for Brazilian carriers due to the unbalance in the bilateral agreements

5	* estimates

We are both domestic and international market leaders

6	Source: ANAC * RPK – Revenue passenger kilometer

1Q08 Highlights	(1/2)

• Steady strengthening of our fleet

• Delivery of 1 A320 (versus 4Q07)

• Redelivery of 2 F100 (versus 4Q07)

• Firm contract for acquisition of 22 A350 XWBs, four A330-200s and 20 A320 aircraft

• Operational efficiency

• 12.6 block hours per aircraft per day

• 13.6 block hours per aircraft per day, considering only the operating fleet

• Average total load factor of 73.2% in 1Q08

• Agreements:

• Beginning of code-share flights with LAN Peru and Combination of TAM’s Loyalty Program with Lufthansa’s Miles & More

7

1Q08 Highlights	(2/2)

• IOSA certificate (IATA Operational Safety Audit) renewed

• Strengthening of our network

• Conclusion of 30 business agreements (SPAs) reaching 64 airline partners abroad

• Partnership with NHT (Airline Company from Southern Brazil) Expanded

• Conveniences to our costumers

• Easy Web Check-in expanded for international destinations

• International website launched - www.tamairlines. com

• Share Buy-back program

• 153 thousand shares bought-back

8

Our gross revenue increased 23%...

• Domestic passenger revenue grew 21%

• RPK increased 15%

• ASK increased 14%

• International passenger revenue grew 21%

• RPK increased 61%

• ASK increased 50%

• Cargo revenue grew 37%

• Other revenue grew 26%

9

...but total RASK reduced 2%

R$ Cents	1Q07	4Q07	1Q08	1Q08 vs 1Q07	1Q08 vs 4Q07

• RASK total ¹ ²	16,72	17,87	16,38	-2,1%	-8,3%

• RASK scheduled domestic²	14,54	16,69	15,37	5,7%	-7,9%
• Domestic load factor - %	69,4	70,4	69,9	0,5 p.p.	-0,5 p.p.
• Yield scheduled domestic³	22,00	24,90	23,09	5,0%	-7,3%

• RASK scheduled international²	14,07	11,26	11,39	-19,0%	1,2%
• International load factor - %	71,3	71,0	76,9	5,6 p.p.	5,9 p.p.
• Yield scheduled international³	19,78	15,88	14,82	-25,1%	-6,7%
• Yield scheduled international³ (USD cents)	9,65	8,96	8,47	-12,2%	-5,4%

10	1 Includes charter, cargo and Other revenues, net of taxes 2 Net of taxes 3 Gross of taxes

...while total CASK increased 2%...

11

...reducing the spread (RASK-CASK)...

12

...impacting our margins in BR GAAP...

13

...and in US GAAP...

14

...reducing our earnings per share

15

The main difference between BR and US GAAP is the accounting treatment of aircraft leasing

16

Our balance sheet remains

R$ million - BRGAAP	2008*	2007	2006	2005	2004

Cash	2,226	2,607	2,453	995	297

Short-Term Debt	865	1,005	363	216	204

Long-Term Debt	1,365	1,345	895	425	399

Total Debt	2,230	2,350	1,258	641	603

Shareholder's Equity	1,489	1,527	1,449	760	191

Capitalization	2,855	2,872	2,344	1,185	590

Aircraft and flight equipment leases	5,949	5,976	5,032	4,389	4,557

Total Debt Adjusted	8,179	8,326	6,290	5,030	5,160

Total Capitalization Adjusted	8,804	8,848	7,376	5,574	5,147

Debt / Capitalization	78%	82%	54%	54%	102%

Adjusted Debt / Adjusted Capitalization	93%	94%	85%	90%	100%

Adjusted Net Debt / Adjusted Capitalization	68%	65%	52%	72%	94%

17	* LTM

Even with the appreciation of the Real, revenue in foreign currencies increased

18

Stocks performance since follow-on

19	www.tam.com.br/ir

We have a positive outlook for 2008

	2008 Guidance	Actual -- 1Q08

Market	• Domestic market demand growth from 8% to 12% (in RPK terms)	10.6%

	• Maintain leadership in both domestic and international markets	50.0% dom
		67.7% intl

	• ASK growth of
	• Domestic 14%	14.2%
TAM	• International 40%	49.7%

	• Average load factor at approximately 70% overall	73.2%

	• Reduction of 7% in total CASK ex-fuel in BR GAAP yoy	-5.5%

	• Three additional international destinations or frequencies in 2008	---

20

Our growth plan is supported by a flexible fleet plan

21

We signed a commitment

22

1Q08
Results Presentation

São Paulo, May 13, 2008

23

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2008

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.